UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form S-8 (File No. 333-121382) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on June 18, 2009, entitled "New board member in StatoilHydro”.

New board member in StatoilHydro

The corporate assembly of Statoil ASA has elected representatives of the employees to serve on the company’s board as employee representatives.

Einar Arne Iversen (born 1962) becomes a new employee representative. He has been a member of the corporate assembly in Statoil/StatoilHydro for seven years during the 2000-09 period.

He is currently chair of the StatoilHydro branch of the Norwegian Society of Engineers (Nito).

Lill-Heidi Bakkerud and Morten Svaan were re-elected as employee representatives.

All three have been elected to serve for two years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: June 18, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer